UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Following the Company's immediate reports regarding proceedings in accordance with the Insolvency and Economic Rehabilitation Law, 2018, the Company hereby updates that on July 19, 2022, it filed a motion to commence insolvency proceedings with the Tel Aviv-Yafo District Court.

Will the Company become a private company? – No.

Does the plan include merging new operations into the Company? – No.

Does the plan include changes in the terms of the Company’s securities? – No.

Does the plan include allocating securities without publishing a prospectus? – No.

Does the plan include a request for termination of reporting obligations? – No.

Attached hereto as an exhibit incorporated by reference herein is a translated copy of the motion.

Due to the brief amount of time and because all the material information is included in the translated copy of the motion, the appendices are not attached.

99.1	URGENT MOTION TO GRANT AN ORDER TO INITIATE PROCEEDINGS AND TEMPORARY OPERATION OF THE PETITIONERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 21, 2022	ABILITY INC.

	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

2